



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[x]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

For the fiscal year ended: **December 31, 2003**

OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number: **1-16725**

PROCESSED
JUN 3 0 2004 *E*
THOMSON
FINANCIAL

The Principal Select Savings Plan for Employees
(Full title of the plan)

Principal Financial Group, Inc.
(Name of Issuer of the securities held pursuant to the plan)

711 High Street
Des Moines, Iowa 50392
(Address of principal executive offices) (Zip Code)

The Principal Select Savings Plan for Employees

Statements of Net Assets Available for Benefits

	December 31	
	2003	**2002**
Assets		
Investments:		
Unallocated investment contracts, at fair value:		
General account of insurance company	**$ 61,614,128**	$ 62,900,501
Separate accounts of insurance company	**571,268,741**	432,172,109
Principal Financial Group, Inc. ESOP	**33,750,292**	29,653,930
Notes receivable from participants	**13,211,324**	13,371,157
Other assets	**66,955**	–
Total invested assets	**679,911,440**	538,097,697
Contribution receivable from Principal Life Insurance Company	**18,659**	501
Contributions receivable from participants	**50,480**	2,515
Net assets available for benefits	**$679,980,579**	$538,100,713

See accompanying notes.

The Principal Select Savings Plan for Employees

Statements of Changes in Net Assets Available for Benefits

| | Year Ended December 31 | |
	2003	2002
Additions:		
Investment income (loss):		
Interest	$ 3,502,471	$ 4,088,800
Dividends	462,487	236,930
Net realized and unrealized appreciation (depreciation) in aggregate value of investments	106,959,523	(52,738,720)
	110,924,481	(48,412,990)
Contributions:		
Principal Life Insurance Company	16,800,710	18,156,647
Employees	54,133,092	53,854,147
	70,933,802	72,010,794
Transfers from affiliated and unaffiliated plans, net	3,497,830	1,397,686
	185,356,113	24,995,490
Deductions:		
Benefits paid to participants	43,185,563	40,282,232
Administrative expenses	290,684	606,560
	43,476,247	40,888,792
Net increase (decrease)	141,879,866	(15,893,302)
Net assets available for benefits at beginning of year	538,100,713	553,994,015
Net assets available for benefits at end of year	$679,980,579	$538,100,713

See accompanying notes.

The Principal Select Savings Plan for Employees

Notes to Financial Statements

1. Significant Accounting Policies

The accounting records of The Principal Select Savings Plan for Employees (the Plan) are maintained on the accrual basis of accounting.

Valuation of Investments

The unallocated investment contracts represent investments in the general and pooled separate accounts of Principal Life Insurance Company (Principal Life). The general and separate accounts are reported at fair value as determined by Principal Life. The Principal Financial Group Inc. ESOP, which consists of common stock of Principal Financial Group, Inc., the ultimate parent of Principal Life, is reported at the quoted market price on the last business day of the Plan year.

The unallocated investment contracts are non-benefit responsive and are valued at fair value as determined by Principal Life. The general account fair value is the amount plan participants would receive currently if they were to withdraw or transfer funds within the Plan prior to their maturity for an event other than death, disability, termination or retirement. This fair value represents contract value adjusted to reflect current market interest rates only to the extent such market rates exceed contract crediting rates. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay Plan benefits and the insurance company's administrative expenses. The pooled separate accounts represent contributions invested in domestic and international common stocks, high-quality short-term debt securities, real estate, private market bonds and mortgages, and high yield fixed income securities which are slightly below investment grade, valued at market.

The notes receivable from participants are reported at cost (unpaid balances), which approximates fair value.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

1. Significant Accounting Policies (continued)

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The Plan is a defined contribution plan (401(k) plan) that was established January 1, 1985. The Plan is available to substantially all home office and field employees of Principal Life or its subsidiaries (the Company) who are 21 years of age or over. Participants whose employment commenced prior to January 1, 2000 are eligible for immediate entry into the plan with a one-year employer match vesting clause. Participants whose employment commenced on or after January 1, 2000 are eligible for immediate entry into the Plan with a five-year employer match-vesting clause with 20% vesting each year. Eligible employees may contribute up to 100% of their annual compensation, up to the Internal Revenue Service set limits, which the Company matches with a 50% contribution up to a maximum Company contribution of 3% of the participant's eligible salary. The funds accumulate along with interest and investment return and are available for withdrawal by participants at retirement, termination, or when certain hardship withdrawal specifications are met. The participants may also obtain loans of their vested accrued benefit, subject to certain limitations described in the Plan document. The federal and state income taxes of the participant are deferred on the contributions until the funds are withdrawn from the Plan.

At December 31, 2003 and 2002, forfeited non-vested account balances totaled $37,106 and $347,707 respectively. In 2003, employer contributions were reduced by $1,458,652 from forfeited non-vested accounts. In 2002, administrative expenses were reduced by $316,450 from forfeited non-vested accounts.

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of plan termination, participants will become fully vested in their accounts.

0310-0472062

2. Description of the Plan (continued)

Information about the Plan agreement, eligibility, and benefit provisions is contained in the *Benefit Program Booklet*. Copies of this pamphlet are available from the Benefit Administration Department.

3. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 28, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

4. Investments

Contributions are invested in unallocated investment contracts in the Principal Life general account, a pooled account invested primarily in fixed income securities having a range of maturities, and in separate accounts, whose portfolios are primarily invested in domestic and international common stocks, high-quality short-term debt securities, long-term debt securities, real estate, and private market bonds and mortgages. Participants elect the portfolio(s) in which to have their contributions invested.

The following Principal Life investment accounts represent 5% or more of the fair value of net assets available for benefits in 2003 and 2002:

	December 31	
	2003	**2002**
General account of insurance company	**$61,614,128**	$62,900,501
Money Market Separate Account	**34,432,940**	39,516,098
Large Cap Stock Index Separate Account	**73,500,775**	52,495,090
Bond and Mortgage Separate Account	**66,993,834**	68,041,719
International Stock Separate Account	**51,479,093**	36,610,648
Real Estate Separate Account	**50,919,710**	42,001,028
Partner Large Cap Blend I Separate Account	**43,597,694**	32,910,541
Small Cap Stock Index Separate Account	**46,130,791**	31,244,524
Principal Financial Group, Inc. ESOP	*****	29,653,930

*Less than 5% of the fair value of net assets available for benefits at respective date.

4. Investments (continued)

During 2003 and 2002, the Plan's Principal Life investment accounts appreciated (depreciated) in value by $106,959,523 and $(52,738,720), respectively, as follows:

| | Year Ended December 31 | |
	2003	2002
General account of insurance company	$ (353,194)	$ 2,237
Separate accounts of insurance company	104,151,724	(57,212,633)
Principal Financial Group, Inc. ESOP	3,160,993	4,471,676
	$106,959,523	$(52,738,720)

5. Notes Receivable From Participants

The Plan Agreement provides for loans to active participants, which are considered a participant-directed investment of his/her account. The loan is a trust investment but only the borrowing participant's account shall share in the interest paid on the loan, or bear any expense or loss incurred because of the loan. The rate of interest is 2% higher than the prime rate at the time of the loan. The rate is set the day a loan is approved and the rate for the loans issued in 2003 and 2002 ranged from 5.0% to 6.75%. The notes receivable balance was reduced by $1,069,474 and $1,376,397 in 2003 and 2002, respectively, for terminated participants that received their account balance, net of the outstanding loans, as a benefit distribution.

6. Transactions With Party In Interest

In addition to those transactions discussed in Notes 2 and 4, all significant administrative costs of the Plan are paid by Principal Life, the Plan sponsor.

7. Form 5500

Certain line items of net asset additions and deductions in the 2003 and 2002 Forms 5500 differ from similar classifications in the accompanying financial statements. However, such differences are not considered material and create no differences in net asset balances at December 31, 2003 and 2002.

8. Subsequent Events

On May 12, 2004, Principal Financial Group, Inc. announced a definitive agreement for the sale of their residential mortgage banking business. This transaction has been approved by the board of directors subject to regulatory approval. Upon closure of the sale, Principal Residential Mortgage, Inc. employees will become employees of the acquirer and no longer be active participants in the Plan. Principal Residential Mortgage, Inc. employees represent less than 10% of total plan participants.

The Principal Select Savings Plan for Employees
E.I.N. 42-0127290, Plan 003

Schedule H, Line 4(i) – Schedule of Assets
(Held at End of Year)

December 31, 2003

Identity of Issuer	Description of Investment	Current Value
Principal Life Insurance Company*	Deposits in unallocated contracts held in general account of insurance company	$ 61,614,128
Principal Life Insurance Company*	Deposits in insurance company Partner Small Cap Value Separate Account	3,475,475
Principal Life Insurance Company*	Deposits in insurance company Large Company Growth Separate Account	22,062,041
Principal Life Insurance Company*	Deposits in insurance company Money Market Separate Account	34,432,940
Principal Life Insurance Company*	Deposits in insurance company Real Estate Separate Account	50,919,710
Principal Life Insurance Company*	Deposits in insurance company Bond and Mortgage Separate Account	66,993,834
Principal Life Insurance Company*	Deposits in insurance company International Stock Separate Account	51,479,093
Principal Life Insurance Company*	Deposits in insurance company Large Cap Stock Index Separate Account	73,500,775
Principal Life Insurance Company*	Deposits in insurance company Government Securities Separate Account	4,542,978
Principal Life Insurance Company*	Deposits in insurance company Medium Company Blend Separate Account	30,843,767
Principal Life Insurance Company*	Deposits in insurance company International Emerging Markets Separate Account	22,907,347

Schedule H, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)

Identity of Issuer	Description of Investment	Current Value
Principal Life Insurance Company*	Deposits in insurance company Large Company Value Separate Account	$ 3,223,473
Principal Life Insurance Company*	Deposits in insurance company Partner Large Cap Blend I Separate Account	43,597,694
Principal Life Insurance Company*	Deposits in insurance company Partner Large Cap Growth I Separate Account	3,051,066
Principal Life Insurance Company*	Deposits in insurance company Lifetime Strategic Separate Account	1,112,266
Principal Life Insurance Company*	Deposits in insurance company Partners Mid-Cap Growth Separate Account	21,027,351
Principal Life Insurance Company*	Deposits in insurance company Partners Small Cap Growth II Separate Account	24,794,072
Principal Life Insurance Company*	Deposits in insurance company Small Cap Stock Index Separate Account	46,130,791
Principal Life Insurance Company*	Deposits in insurance company Partners Large Cap Value Separate Account	26,508,716
Principal Life Insurance Company*	Deposits in insurance company Principal Financial Group, Inc. Stock Separate Account	21,576,219
Principal Life Insurance Company*	Deposits in insurance company Lifetime 2010 Separate Account	3,364,877

The Principal Select Savings Plan for Employees
E.I.N. 42-0127290, Plan 003

Schedule H, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)

Identity of Issuer	Description of Investment		Current Value
Principal Life Insurance Company*	Deposits in insurance company Lifetime 2020 Separate Account	$	5,433,795
Principal Life Insurance Company*	Deposits in insurance company Lifetime 2030 Separate Account		6,107,119
Principal Life Insurance Company*	Deposits in insurance company Lifetime 2040 Separate Account		3,106,131
Principal Life Insurance Company*	Deposits in insurance company Lifetime 2050 Separate Account		1,077,211
Principal Financial Group, Inc.*	1,020,571 shares of Principal Financial Group, Inc. ESOP		33,750,292
Various participants	Notes receivable from participants with interest rates ranging from 5.00% to 11.5%		13,211,324
Wells Fargo	Deposits in interest bearing cash account		66,955
Total invested assets			$679,911,440

*Indicates party in interest to the Plan.

Report of Independent Registered Public Accounting Firm

The Management Resources Committee
Principal Life Insurance Company

We have audited the accompanying statements of net assets available for benefits of The Principal Select Savings Plan for Employees as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2003 financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2003 financial statements taken as a whole.

Des Moines, IA
June 4, 2004

Ernst & Young LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of The Principal Select Savings Plan for Employees has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

> THE PRINCIPAL SELECT SAVINGS PLAN FOR EMPLOYEES
> by Benefit Plans Administration Committee

Date: June 24, 2004   By _____

Jim DeVries
Committee Member

Exhibit Index

The following exhibit is filed herewith:

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8, No. 333-72002) pertaining to The Principal Select Savings Excess Plan, Nonqualified Defined Contribution Plan for Designated Participants, The Principal Select Savings Plan for Individual Field, and The Principal Select Savings Plan for Employees of our report dated June 4, 2004, with respect to the financial statements and schedule of The Principal Select Savings Plan for Employees included in this Annual Report (Form 11-K) for the year ended December 31, 2003.

Des Moines, Iowa
June 23, 2004

Ernst & young LLP